SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934*
                         (Amendment No. 11)

                         QVC NETWORK, INC.
________________________________________________________________________
                          (Name of Issuer)


                Common Stock, par value $.01 per share
________________________________________________________________________
                   (Title of Class of Securities)


                            747262 10 3
________________________________________________________________________


Stanley S. Wang, Esq.    John M. Draper, Esq.      Pamela S. Seymon, Esq.
Senior Vice President    Senior Vice President     Wachtell, Lipton, Rosen
and General Counsel      and General Counsel       & Katz
Comcast Corporation      Liberty Media             51 West 52nd Street
1234 Market Street       Corporation               New York, New York 10019
Philadelphia, PA 19107   8101 E. Prentice Avenue   Tel. No. (212) 403-1000
Tel. No. (215) 981-      Suite 500
7510                     Englewood, CO  80111
                         Tel. No. (303) 721-5400
________________________________________________________________________
             (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                   April 25, 1994
________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: This  Statement  constitutes Amendment  No.  10  of  a  Report  on
      Schedule 13D of Barry Diller and the Reporting Group, Amendment No. 24 of a Report on Schedule 13D of Liberty Media Corporation and Amendment No. 18 of a Report on Schedule 13D of Comcast Corporation.

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D
                         (Amendment No. 11)

                           Statement Of

                        COMCAST CORPORATION,
                     LIBERTY MEDIA CORPORATION
                                and
                            BARRY DILLER

                  Pursuant to Section 13(d) of the
                  Securities Exchange Act of 1934

                           in respect of

                         QVC NETWORK, INC.



     This Report relates to the common stock, par value $.01 per share (the "Common Stock"), of QVC Network, Inc., a Delaware corporation (the "Company"). The Report on
Schedule 13D filed by Comcast Corporation ("Comcast") and Liberty Media Corporation ("Liberty"), dated December 2, 1992 (the "Original Report") as amended by Comcast, Liberty and Barry Diller on December 15, 1992 ("Amendment No. 1"), by Comcast, Liberty and Barry Diller on January 7, 1993 ("Amendment No. 2"), by Comcast, Liberty and Barry Diller on July 19, 1993 ("Amendment No. 3"), by Comcast, Liberty and Barry Diller on September 21, 1993 ("Amendment No. 4"), by Comcast, Liberty and Barry Diller on October 14, 1993 ("Amendment No. 5"), by Comcast, Liberty and Barry Diller on October 18, 1993 ("Amendment No. 6"), by Comcast, Liberty and Barry Diller on November 16, 1993 ("Amendment No. 7"), by Comcast, Liberty and Barry Diller on December 30, 1993 ("Amendment No. 8"), by Comcast, Liberty and Barry Diller on February 3, 1994 ("Amendment No. 9") and by Comcast, Liberty and Barry Diller on February 22, 1993 ("Amendment No. 10") is hereby amended and supplemented as set forth below. This Report also constitutes Amendment No. 10 of the Schedule 13D of Barry Diller and the Reporting Group, Amendment No. 24 of the Schedule 13D of Liberty and Amendment No. 18 of the
Schedule 13D of Comcast. The Original Report, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 is hereinafter referred to as the "Schedule 13D". All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

     Information with respect to a particular Reporting Person and its executive officers, directors and controlling persons, contained in the Schedule 13D as amended hereby, is given solely by such Reporting Person and no other Reporting

Person has responsibility for the accuracy or completeness of information supplied by such Reporting Person.


ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 of the Schedule 13D is hereby supplemented and amended to include the following information:

          On April 25, 1994, the Company, BellSouth
Corporation ("BellSouth"), Cox Enterprises, Inc. ("Cox") and Advance Publications, Inc. ("Advance") entered into a Stock Option Agreement dated as of February 15, 1994 (including the exhibits thereto, the "Stock Option Agreement"). The Stock Option Agreement represents definitive documentation of the agreements relating to the Company's grant of options to BellSouth, Cox and Advance to purchase Common Stock as set forth in the Memorandum of Understanding and the Commitment Letter (as supplemented by the Letter Agreement) (each of which agreements has been described previously in the Schedule 13D).

          The Stock Option Agreement provides, in paragraph 6(g), that for a period of 18 months from February 15, 1994, if the Company proposes to invest in, acquire or form all or part of an originator, owner or other producer of programming or content (including, without limitation, a film studio, network, film library or television programming producer) in a transaction valued at greater than $250 million, if the Stock Option Agreement has not terminated with respect to the applicable purchaser thereunder or such purchaser has acquired shares of Common Stock pursuant to the Stock Option Agreement, the Company will give such purchaser along with Comcast (and Liberty, if it has become a party to the Stockholder's Agreement pursuant to Section 5 of the Liberty-QVC Agreement), to the extent the Company requires third party financing in connection with such transaction, a preferential opportunity, subject to applicable law, to participate meaningfully in any such transaction on an arm's-length basis and will negotiate in good faith concerning any such party's participation therein.

          On April 25, 1994, Comcast and Liberty entered into an Acknowledgement and Agreement dated as of February 15, 1994 (the "Comcast-Liberty Acknowledgement and Agreement"), pursuant to which Comcast and Liberty acknowledged and agreed to the above-described paragraph 6(g) of the Stock Option Agreement and further agreed that such paragraph 6(g) modified and replaced the provisions contained in paragraph 6 of the Memorandum of Understanding.

          In connection with Paramount Termination, on April 25, 1994, Comcast, BellSouth Corporation, Advance,
Arrow Investments, Cox and Liberty entered into a Letter
Agreement dated as of February 15, 1994 (the "AAS Letter
Agreement"), pursuant to which the parties agreed that the

Agreement Among Stockholders was terminated except that (i) each of Comcast, Liberty and Arrow Investments shall be required, pursuant to paragraph 4 of the Agreement Among Stockholders, to vote all of its equity securities of the Company (to the extent such securities are entitled to vote with respect thereto) in favor of the issuance of the shares of Common Stock pursuant to the Stock Option Agreement and
(ii) each of Comcast, Liberty, Arrow Investments and BellSouth remains bound by paragraph 8 of the Agreement Among Stockholders (acknowledging the Liberty-QVC Agreement).

          In connection with the Paramount Termination, on April 25, 1994, BellSouth Corporation, Liberty, Comcast and Arrow Investments entered into a Letter Agreement dated as of February 15, 1994 (the "UAS Letter Agreement"), pursuant to which the parties thereto agreed that the UAS Letter Agreement, together with the Stock Option Agreement, constitute the definitive agreement referred to in paragraph 1 of the Understanding Among Stockholders, and the terms of the Understanding Among Stockholders shall survive as though incorporated in the UAS Letter Agreement in their entirety, except that in the event of any conflicts between the terms in the Understanding Among Stockholders and the Stock Option Agreement, the Stock Option Agreement shall control.

          The Company has withdrawn its Premerger
Notification and Report Form under the HSR Act with respect to the Company's potential acquisition of Paramount and thus
Liberty and TCI no longer have any obligations under the Consent Order and the Interim Agreement.

          Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on other relevant factors, to purchase additional securities of the Company or change their intention with respect to any and all of the matters as referred to in Item 4 of this Report.

          The description contained herein of each of the Stock Option Agreement, the Comcast-Liberty Acknowledgement and Agreement, the AAS Letter Agreement and the UAS Letter Agreement, is qualified in its entirety by reference to such document, a copy of which is filed as an exhibit to this Report and is hereby incorporated by reference herein.

 ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
          OR RELATIONSHIPS WITH RESPECT TO THE
          SECURITIES OF THE ISSUER

           Item 6 is hereby supplemented and amended to include the following information:

           The information in Item 4 above is hereby incorporated by reference herein.

           Pursuant to the Stock Option Agreement, BellSouth has agreed that if it purchases Common Stock pursuant thereto, BellSouth will become a party to the Stockholders Agreement in accordance with the terms of the Understanding Among Stockholders.

           The Stock Option Agreement, among other things, also provides (as contemplated by the Memorandum of Understanding) that after BellSouth becomes a party to the Stockholders Agreement, so long as Comcast, Arrow
 Investments, Liberty or BellSouth remains an Eligible
 Stockholder, the Company will not take any action to (i) block or prevent open market purchases by such Eligible
 Stockholder or Liberty (if it has become a party to the Stockholders Agreement under the terms of the Liberty-QVC
 Agreement) of Common Stock so long as such entity's total fully diluted voting power of the Company does not exceed
 35% of the fully diluted outstanding voting power of the Company or (ii) discriminate against such Eligible
 Stockholder or Liberty (if it has become a party to the Stockholders Agreement pursuant to the Liberty-QVC
 Agreement) as a stockholder or deprive BellSouth, Comcast, Arrow Investments or Liberty (if it has become a party to the Stockholders Agreement pursuant to the Liberty-QVC
 Agreement) of full rights as a stockholder of the Company.

           The description contained herein of certain terms of the Stock Option Agreement is qualified in its entirety by reference to such document, a copy of which is filed as an exhibit to this Report and which is hereby incorporated by reference herein.


 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

           Item 7 of the Schedule 13D is hereby supplemented and amended by adding the following information thereto:

 99.40     Stock Option Agreement dated as of February 15,
           1994, among QVC Network, Inc., BellSouth
           Corporation, Cox Enterprises, Inc. and Advance
           Publications, Inc. (including exhibits).

 99.41     Acknowledgement and Agreement dated as of February
           15, 1994, by Comcast Corporation and Liberty Media
           Corporation (regarding paragraph 6(g) of Stock
           Option Agreement).

 99.42 Letter Agreement dated as of February 15, 1994, among Comcast Corporation, BellSouth Corporation, Advance Publications, Inc., Arrow Investments, L.P., Cox Enterprises, Inc. and Liberty Media Corporation (regarding termination of certain provisions of the Agreement Among Stockholders).

 99.43 Letter Agreement dated as of February 15, 1994, among BellSouth Corporation, Liberty Media
           Corporation, Comcast Corporation and Arrow
           Investments, L.P. (regarding final documentation relating to the Understanding Among Stockholders).

                             SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information in this statement is true, complete and correct.

Dated:  April 28, 1994

                             COMCAST CORPORATION


                             By:  /s/ Arthur R. Block
                                  ---------------------------
                                  Name:  Arthur R. Block
                                  Title: Vice President



                             LIBERTY MEDIA CORPORATION


                             By:  /s/  Robert R. Bennett
                                  ---------------------------
                                  Name:  Robert R. Bennett
                                  Title: Senior Vice-President


                                  /s/  Barry Diller
                                  ---------------------------
                                       Barry Diller

                                     EXHIBIT INDEX



                                                               Page Number
Exhibit                                                      in Sequentially
Number          Title                                       Numbered Statement
- ------          -----                                       ------------------

99.40           Stock Option Agreement dated
                as of February 15, 1994 among
                QVC Network, Inc., BellSouth
                Corporation, Cox Enterprises,
                Inc. and Advance Publications,
                Inc. (including exhibits)

99.41           Acknowledgement and Agreement
                dated as of February 15, 1994,
                by Comcast Corporation and
                Liberty Media Corporation
                (regarding paragraph 6(g) of
                Stock Option Agreement).

99.42           Letter Agreement dated as of
                February 15, 1994, among Comcast
                Corporation, BellSouth Corporation,
                Advance Publications, Inc., Arrow
                Investments, L.P., Cox Enterprises,
                Inc. and Liberty Media Corporation
                (regarding termination of certain
                provisions of the Agreement Among
                Stockholders).

99.43           Letter Agreement dated as of
                February 15, 1994, among BellSouth
                Corporation, Liberty Media Corporation,
                Comcast Corporation and Arrow
                Investments, L.P. (regarding final
                documentation relating to the
                Understanding Among Stockholders).